EXHIBIT 99.1

NOTICE OF NO AUDITOR REVIEW OF CONDENSED INTERIM FINANCIAL STATEMENTS Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements; they must be accompanied by a notice indicating that the interim financial statements have not been reviewed by an auditor. The accompanying unaudited condensed interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of these condensed interim financial statements in accordance with standards established by the Canadian Institute of Chartered Professional Accountants for a review of interim financial statements by an entity’s auditor.

1

ELECTROVAYA INC. Condensed Interim Consolidated Statements of Financial Position (Expressed in thousands of U.S. dollars) (Unaudited)

	March 31,	September 30,
	2024	2023
Assets
Current assets
Cash and cash equivalents	$1,116	$1,032
Trade and other receivables (note 4)	8,875	10,611
Inventories (note 5)	11,261	8,266
Prepaid expenses	5,916	5,997
Total current assets	27,168	25,906

Non-current assets
Property, plant and equipment (note 6)	9,707	10,149
Long-term deposit	705	459
Total non-current assets	10,412	10,608

Total assets	$37,580	$36,514

Liabilities and Equity
Current liabilities
Trade and other payables (note 7,19)	$7,982	$8,429
Working capital facilities (note 8(a))	14,740	11,821
Promissory notes (note 8(b))	519	1,026
Short term loans (note 9)	2,785	3,457
Derivative liability (note 11(c) & 16)	925	1,489
Relief and recovery fund payable (note 14)	10	-
Lease liability – current portion (note 10)	428	389
Total current liabilities	27,389	26,611

Non-current liabilities
Lease liability – non-current portion (note 10)	2,113	2,338
Relief and recovery fund payable (note 14)	90	96
Other payables (note 19)	232	323
Total non-current liabilities	2,435	2,757

Equity (Deficiency)
Share capital (note 11)	116,401	115,041
Contributed surplus	9,600	9,249
Warrants (note 11)	4,725	4,725
Accumulated other comprehensive income	8,527	8,581
Deficit	(131,497)	(130,450)
Total Equity	7,756	7,146
Total liabilities and equity	$37,580	$36,514

See accompanying notes to unaudited condensed interim consolidated financial statements.

Signed on behalf of the Board of Directors

Chair of the Board	Sankar Das Gupta, Director

Chair of the Audit Committee	James K. Jacobs, Director

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ELECTROVAYA INC.

Condensed Interim Consolidated Statements of Operations

(Expressed in thousands of U.S. dollars, except per share amounts)

Three and Six-month periods ended March 31, 2024 and 2023

(Unaudited)

	Three months ended March 31,		Six months ended March 31,
	2024	2023 Restated (note 20)	2024	2023 Restated (note 20)
Revenue (note 18)	$10,695	$8,470	$22,786	$17,032
Direct manufacturing costs	6,970	6,572	15,532	12,945
Gross margin	3,725	1,898	7,254	4,087

Expenses
Research and development	642	720	1,606	1,703
Government assistance (note 15)	(29)	(137)	(87)	(217)
Sales and marketing	708	503	1,438	1,228
General and administrative	921	1,070	2,309	1,954
Stock based compensation	480	214	849	536
Depreciation and amortization	300	210	536	370
	3,022	2,580	6,651	5,574

Income (Loss) from operations	703	(682)	603	(1,487)

Net finance charges (note 9)	1,535	480	1,554	1,597
Foreign exchange loss(gain)	7	(180)	96	480
	1,542	300	1,650	2,077

Deferred tax recovery	-	679	-	679

Net (loss)income for the period	$(839)	$(303)	$(1,047)	$(2,885)

Basic and diluted income (loss) per share	$(0.02)	$(0.01)	$(0.03)	$(0.09)
Weighted average number of shares
Outstanding, basic and fully diluted	34,019,482	32,971,365	33,926,815	32,364,550

See accompanying notes to unaudited condensed interim consolidated financial statements.

3

ELECTROVAYA INC. Condensed Interim Consolidated Statements of Comprehensive income (Loss) (Expressed in thousands of U.S. dollars) Three and Six-month periods ended March 31, 2024 and 2023 (Unaudited)

	Three months ended March 31,		Six months ended March 31,
	2024	2023 Restated (note 20)	2024	2023 Restated (note 20)
Net income (loss) for the period	$(839)	$(303)	$(1,047)	$(2,885)

Items that will not be reclassified to profit or loss
Gain on revaluation of property (net of deferred tax)	-	1,921	-	1,921
Items that may be reclassified to profit or loss
Cumulative translation adjustment	(233)	(249)	(54)	178
Other comprehensive income for the period	(233)	1,672	(54)	2,099
Total comprehensive (loss) for the period	$(1,072)	$1,369	$(1,101)	$(786)

See accompanying notes to unaudited condensed interim consolidated financial statements.

4

ELECTROVAYA INC. Condensed Interim Consolidated Statements of Changes in Equity (Expressed in thousands of U.S. dollars) Six-month periods ended March 31, 2024 and 2023 (Unaudited)

	Share Capital	Contributed Surplus	Warrants	Accumulated other Comprehensive Income	Deficit	Total
Balance – October 01, 2022 (as restated, refer note 22)	$103,305	$8,099	$4,725	$6,135	$(128,971)	$(6,707)
Stock-based compensation	-	536	-	-	-	536
Issue of shares	7,268	-	-	-	-	7,268
Cumulative translation adjustment	-	-	-	178	-	178
Revaluation surplus	-	-	-	1,921	-	1,921
Exercise of options	37	(16)	-	-	-	21
Net loss for the period	-	-	-	-	(2,885)	(2,885)
Balance – March 31, 2023 (as restated)	$110,610	$8,619	$4,725	$8,234	$(131,856)	$332

Balance – October 01, 2023	$115,041	$9,249	$4,725	$8,581	$(130,450)	$7,146
Stock-based compensation	-	849	-	-	-	849
Issue of shares	199	-	-	-	-	199
Exercise of options	1,161	(498)	-	-	-	663
Cumulative translation adjustment	-	-	-	(54)	-	(54)
Net loss for the period	-	-	-	-	(1,047)	(1,047)
Balance – March 31, 2024	$116,401	$9,600	$4,725	$8,527	$(131,497)	$7,756

See accompanying notes to unaudited condensed interim consolidated financial statements.

5

ELECTROVAYA INC. Condensed Interim Consolidated Statements of Cash Flows (Expressed in thousands of U.S. dollars) Six-month periods ended March 31, 2024 and 2023 (Unaudited)

	March 31,	Restated (note 20) March 31,
	2024	2023

Cash and cash equivalents provided by (used in)

Operating activities

Net income(loss) for the period	$(1,047)	$(2,885)
Items not involving cash:
Depreciation and amortization	590	370
Stock based compensation expense	849	536
Financing costs (note 9)	(41)	293
Deferred tax recovery	-	(679)
Cash and cash equivalents provided by (used in) operating activities	351	(2,325)
Net changes in working capital (note 13)	(1,624)	(2,723)
Cash and cash equivalents from (used in) operating activities	(1,273)	(5,088)

Investing activities
Purchase of property, plant and equipment	(94)	(519)
Change in long-term deposits	(301)	-
Cash and cash equivalents from (used in) investing activities	(395)	(519)

Financing activities
Issuance of shares	-	7,209
Issuance of warrants	-	3,265
Exercise of options (note 11)	180	21
Proceeds from working capital facilities	30,434	16,404
Repayment of working capital facilities	(27,510)	(16,343)
Repayment of short-term loans	(702)	(300)
Repayment of Regional Relief Recovery Fund	(28)	(28)
Repayment of Promissory Note (note 8b)	(507)	(4,945)
Lease payments	(186)	(88)
Cash and cash equivalents from (used in) financing activities	1,681	5,195

Decrease in cash and cash equivalents	13	(412)
Effect of movements in exchange rates on cash held	71	339
Cash and cash equivalents, beginning of period	1,032	626
Cash and cash equivalents, end of period	1,116	553

Supplemental cash flow disclosures:
Interest paid	872	884
Options exercised using promissory note	1,161	-

See accompanying notes to unaudited condensed interim consolidated financial statements.

6

ELECTROVAYA INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

Six-month periods ended March 31, 2024 and 2023

(Unaudited)

1.	Reporting Entity

Electrovaya Inc. (the “Company”) is domiciled in Ontario, Canada, and is incorporated under the Business Corporations Act (Ontario). The Company’s registered office is at 6688 Kitimat Road, Mississauga, Ontario, L5N 1P8 Canada. The Company’s common shares trade on the Toronto Stock Exchange and NASDAQ under the symbol ELVA.TO and ELVA respectively. The Company has no immediate or ultimate controlling parent.

These unaudited condensed interim consolidated financial statements comprise the Company and its subsidiaries (together referred to as the “Group”). The Group is primarily involved in the design, development and manufacturing of Lithium-Ion batteries, battery systems and battery-related products for energy storage, clean electric transportation, and other specialized applications.

2.	Basis of Presentation

a)	Statement of Compliance

These unaudited condensed interim consolidated financial statements have been prepared based on the principles of International Accounting Standard 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board ("IASB"). The unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s September 30, 2023 audited annual consolidated financial statements and accompanying notes.

These unaudited condensed interim consolidated financial statements were authorized for issuance by the Company’s Board of Directors on May 9, 2024.

b)	Basis of Accounting

These unaudited condensed interim consolidated financial statements have been prepared on the going concern basis, which contemplates the realization of assets and settlement of liabilities as they fall due in the normal course of business.

During the six month period ended March 31, 2024, the Company had cash provided by operations of $351 (March 31, 2023: $(2.3) million), a total of $(1.6) million (March 31, 2023: $(2.7) million) was the result of change in working capital items and a net loss of $(1.0) million (2023: $(2.9) million). The Company’s equity was in surplus of $7.7 million. As of March 31, 2024 the Company had cash and cash equivalents of $1.1 million. The Company is also anticipating the planned construction of its gigafactory in Jamestown, New York (the “Gigafactory”), which will need additional financing.

The first phase of construction is expected to take place within the existing 135,000 square foot manufacturing facility for the production of cells and batteries. These material uncertainties raise significant doubt upon the Company's ability to continue as a going concern.

In assessing whether the going concern assumption was appropriate, management took into account all relevant information available about the future, which was at least, but not limited to, the twelve-month period following March 31, 2024. The Company and its Board of Directors have implemented various operating and financing strategies, including the following:

7

The Company is pursuing equipment financing for its planned Jamestown gigafactory and will only proceed in the event that it closes a government backed debt facility that includes advantageous terms with minimal impacts to operating cash flow and equity dilution. If the Company is unable to secure such financing, it will delay or cancel these expansion plans with limited financial impact as the main investment made thus far is the land and building..

The Company has made improvements to its manufacturing process, equipment, and facilities over the last several months. Furthermore, the Company also anticipates gross margins to improve in fiscal year 2024 due to decreasing costs of key materials including but not limited to cell materials, separators, and other high value items. These anticipated improved margins, when combined with expected overall sales growth should result in improved overall financial performance.

Finally, the Company is confident in securing additional working capital from either debt or equity. Since the Company listed on Nasdaq in July 2023, it has further increased liquidity and overall financing capabilities.

c)	Functional and Presentation Currency

These consolidated financial statements are presented in U.S. dollars and have been rounded to the nearest thousands, except per share amounts and when otherwise indicated. The functional currency of the Company is the Canadian dollar and the functional currencies of the Company’s subsidiaries include U.S. dollar.

d)	Use of Judgements and Estimates

The preparation of the unaudited condensed interim consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about significant areas of critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements relate to the following (judgements made are disclosed in individual notes throughout the financial statements where relevant):

Information about significant areas of estimation uncertainty that have the most significant effect on the amounts recognized in the consolidated financial statements relate to the following (assumptions made are disclosed in individual notes throughout the financial statements where relevant):

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ELECTROVAYA INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

Six-month periods ended March 31, 2024 and 2023

(Unaudited)

•

Estimates used in determining the net realizable values of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by future technology or other market-driven changes that may reduce future selling prices;

•	Estimates used in testing non-financial assets for impairment including determination of the recoverable amount of a cash generating unit;

•

Estimates used in determining the fair value of stock option grants and warrants. These estimates include assumptions about the volatility of the Company’s stock, forfeiture and expected exercise rates.

•	Property, plant and equipment are depreciated over their estimated useful life.

•

In determining the carrying amount of right-of-use assets and lease liabilities, the Company is required to estimate the incremental borrowing rate specific to each leased asset or portfolio of leased assets if the interest rate implicit in the lease is not readily determined.

Allowance for expected credit losses

The allowance for expected credit losses is based on our assessment of the collectability of customer accounts and the aging of the related invoices and represents our best estimate of probable credit losses in our existing trade accounts receivable. We regularly review the allowance by considering factors such as historical experience, credit quality, the age of the account receivable balances, and current economic conditions that may affect a customer’s ability to pay.

Stock-Based Compensation

We account for stock-based compensation costs in accordance with the accounting standards for stock-based compensation, which require that all stock-based payments to employees be recognized in the unaudited condensed interim consolidated statements of earnings based on their fair values. The fair value of stock options on the grant date is estimated using the Black-Scholes option-pricing model using the single-option approach and the Monte Carlo valuation method depending on the type of option granted. The Black Scholes and Monte Carlo option pricing models require the use of highly subjective and complex assumptions, including the option's expected term and the price volatility of the underlying stock, to determine the fair value of the award.

Warrants

We account for warrants in accordance with the accounting standards for warrants, which requires all warrants to be recognized in the unaudited condensed interim consolidated statements of financial position based on their fair values. The fair value of warrants on the grant date is estimated using the Black-Scholes pricing model approach. The Black Scholes pricing model requires the use of highly subjective and complex assumptions, including the warrant’s expected term and the price volatility of the underlying stock, to determine the fair value of the award.

9

ELECTROVAYA INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

Six-month periods ended March 31, 2024 and 2023

(Unaudited)

3.	Significant Accounting Policies

The accounting policies in these unaudited condensed interim consolidated financial statements are the same as those applied in the Company’s consolidated financial statements as at and for the year ended September 30, 2023.

4.	Trade and Other Receivables

	March 31, 2024	September 30, 2023
Trade receivables, gross	$7,511	$9,404
Expected credit losses	(117)	(257)
Trade receivables	7,394	9,147
Other receivables	1,481	1,464
Trade and other receivables	$8,875	$10,611

As at March 31, 2024, 7.01% of the Company’s accounts receivable is over 90 days past due (September 30, 2023 – 7.18%)

Current	31_60 Days	61_90 Days	91_120 Days	Over 120 Days	Total
79.62%	13.1%	0.27%	4.98%	2.03%	100.00%
$5,979	$984	$21	$374	$153	$7,511

The movement in the allowance for credit losses can be reconciled as follows:

	March 31	September 30,
	2024	2023
Beginning balance	$257	$54
Write off	(178)	-
Allowance provided/(reversed)	38	203
Ending balance	$117	$257

5.	Inventories

Total inventories on hand as at March 31, 2024 and September 30, 2023 are as follows:

	March 31,	September 30,
	2024	2023
Raw materials	$9,252	$6,553
Semi-finished	781	165
Finished goods	1,228	1,548
	$11,261	$8,266

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ELECTROVAYA INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

Six-month periods ended March 31, 2024 and 2023

(Unaudited)

6.	Property, plant and equipment

		Property, plant and equipment
	Land & Building	Right of Use Asset	Leasehold Improvement	Production Equipment	Office Furniture and Equipment	Total
Gross carrying amount
Balance October 1, 2023	7,700	3,197	76	1,712	73	$12,758
Additions	-	-	-	88	6	94
Exchange differences	-	-	-	-	-	-
Balance March 31, 2024	7,700	3,197	76	1,800	79	12,852

Depreciation and impairment
Balance October 1, 2023	(419)	(1,127)	(33)	(970)	(60)	(2,609)
Additions	(187)	(229)	(7)	(110)	(3)	(536)
Balance March 31, 2024	(606)	(1,356)	(40)	(1,080)	(63)	(3,145)
Net Book Value – March 31, 2024	$7,094	$1,841	$36	$720	$16	$9,707

		Property, plant and equipment
	Land & Building	Right of Use Asset	Leasehold Improvement	Production Equipment	Office Furniture and Equipment	Total
Gross carrying amount
Balance October 1, 2022	5,105	2,582	39	1,240	56	9,022
Additions	2,595	573	37	452	16	3,673
Exchange differences	-	42	-	20	1	63
Balance September 30, 2023	7,700	3,197	76	1,712	73	12,758

Depreciation and impairment
Balance October 1, 2022	(104)	(710)	(20)	(819)	(55)	(1,708)
Additions	(315)	(406)	(12)	(138)	(4)	(875)
Exchange differences	-	(11)	(1)	(13)	(1)	(26)
Balance September 30, 2023	(419)	(1,127)	(33)	(970)	(60)	(2,609)
Net Book Value – September 30, 2023	7,281	2,070	43	742	13	10,149

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ELECTROVAYA INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

Six-month periods ended March 31, 2024 and 2023

(Unaudited)

7.	Trade and Other Payables

Trade and Other Payables as at March 31, 2024 and September 30, 2023 are as follows:

	March 31, 2024	September 30, 2023
Trade Payables	$4,895	$6,046
Accruals	2,315	1,197
Employee Payables	772	1,186
	$7,982	$8,429

8.	Working Capital Facilities

a)	Revolving Credit Facility

As at March 31, 2024 the balance owing under the facility is $14.74 million (Cdn $19.96 million). The maximum credit available under the facility is $16.24 million (Cdn $22 million).

The interest on the revolving credit facility is the greater of a) 7.05% per annum above the Prime Rate or b) 12% per annum. Interest is payable monthly.

	March 31	September 30,
	2024	2023
Opening Balance	$11,821	$11,635
Exchange difference	(5)	186
Payments made during the period	(27,510)	(34,184)
Cash drawn during the period	30,434	34,184
Closing balance	$14,740	$11,821

Total finance cost for the six-month period ended March 31, 2024 was $1,148 million (September 30, 2023 - $1.543 million).

On February 12, 2024, the Company revised its revolving facility, expanding its maximum principal amount to $22 million and extending its term to July 29, 2025. As part of this adjustment, a commitment fee of $303 Canadian was paid in cash on the closing date.

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ELECTROVAYA INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

Six-month periods ended March 31, 2024 and 2023

(Unaudited)

b)	Promissory Note

	March 31,	September 30,
	2024	2023
Promissory Note opening balance	$1,026	$4,363
Finance cost	37	126
Repayment of Promissory Note (i)	-	(4,489)
Repayment of Promissory Note(ii)	(507)	-
Finance cost paid with options(i)	(37)	-
Promissory Note(i) issued	-	1,050
Repayment of Promissory Note(i)		(24)
	$519	$1,026

i)

The promissory note was secured by the personal guarantee of Dr. Sankar Das Gupta, CEO and the controlling shareholder of the Company, as well as a pledge of 25,700,000 Common Shares by Dr. Das Gupta in favour of the lender. The Promissory Note was for $4,363 (Cdn $6 million) and carried interest at the greater of a) 10% per annum or b) 7% per annum above the Prime Rate.

On November 14, 2022, the Company repaid the promissory note in the amount of approximately $4.4 million (Cdn $6 million) via the proceeds of an equity raise. Upon repayment, the pledge of 27,500,000 Common Shares by Dr. Das Gupta on the share certificates was cancelled.

On February 16, 2024, the Executive Chairman and Chief Executive Officer both exercised options of Electrovaya Inc. A sum of $507 from the promissory note was utilized to cover part of the options' purchase price. The remaining balance of the promissory note, amounting to $519, was then substituted with a new promissory note on February 28, 2024, carrying a 14% interest rate and maturing on July 31, 2025.

ii)

On March 31, 2023, the Company purchased 100% of the membership interest in Sustainable Energy Jamestown LLC (‘SEJ”), a New York incorporated company controlled by the majority shareholders of the Company. In return, the Company issued a promissory note for $1.05 million to the members of SEJ, with a term of 365 days bearing interest at 7.5% annually payable at maturity. Interest, recorded for the quarter ended March 31, 2023, is $37.

13

ELECTROVAYA INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

Six-month periods ended March 31, 2024 and 2023

(Unaudited)

9.	Short Term Loans

As of March 31, 2024 and September 30, 2023, short term loans consist of:

	March 31,	September 30,
	2024	2023
Vendor Take Back Opening Balance	$3,457	$4,130
Repaid in the period	(702)	(750)
Interest accretion	30	77
Vendor Take Back Closing Balance (short term)	2,785	3,457

          Finance Costs

During the six-month period ended March 31, 2024, the Company incurred both cash and non cash finance costs. The following table shows the split as included on the statement of earnings.

	Six months ended March 31, 2024			Six months ended March 31, 2023
	Cash	Non-Cash	Total	Cash	Non-Cash	Total
Working capital facility (note 8(a))	$898	-	898	780	-	780
Shares issued to lender (note 11(a))	-	30	30	-	30	30
Working capital facility renewal (note 8(a))	250	-	250	-	-	-
Accretion on promissory note (note 8(b))	-	37	37	-	-	-
Interest on VTB	48	30	78	48	10	58
Equity and listing costs	219	-	219	151	-	151
Lease interest (note 10)	181	-	181	184	-	184
Change in fair value of derivative warrants	-	(564)	(564)	-	31	31
Shares issued to consultants (note 11(a))	-	169	169	-	-	-
Interest on promissory notes repaid	-	-	-	141	-	141
Accretion on government loans - RRRF	-	27	27	-	29	29
Accretion on government loans – TPC (note 19)	-	231	231	-	193	193
	$1,595	(41)	1,554	$1,304	293	1,597

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ELECTROVAYA INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

Six-month periods ended March 31, 2024 and 2023

(Unaudited)

10.	Lease liability

As of March 31, 2024 lease liability consists of:

	March 31, 2024	September 30, 2023
Current	$428	$389
Non-current	2,113	2,338

Carrying amount – lease liability	$2,541	$2,727

            Information about leases for which the Company is a lessee is as follows:

	March 31, 2024	March 31, 2023

Interest on lease liabilities	$181	$184
Incremental borrowing rate at time of transition	14.00%	14.00%
Total cash outflow for the lease	$367	$301

The Company’s future minimum lease payments under operating leases for the years ended September 30 for the continued operations is as under:

Year	Amount
2024	$467
2025	$950
2026	$789
2027	$745
2028	$762
2029 and beyond	$975

The lease agreement for the Company’s laboratory facility was renewed for an additional three years, commencing from January 2023. The terms of the renewed lease entail a fixed monthly rent as follows:

- CAD $25,625 for the first year,

- CAD $26,265 for the second year, and

- CAD $26,922 for the third year.

11.	Share Capital

a)	Authorized and issued capital stock

	Common Shares
	Number	Amount
Balance, September 30, 2023	33,832,784	$115,041
Issuance of shares (note (i))	10,024	30
Balance, December 31, 2023	33,842,808	115,071
Issuance of shares (note (ii))	42,157	169
Exercise of options for cash (note 11b)	38,007	180
Exercise of options (note 11b)	211,193	981
Balance, March 31, 2024	34,134,165	116,401

15

ELECTROVAYA INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

Six-month periods ended March 31, 2024 and 2023

(Unaudited)

(i)

Shares issued as extension fee for the revolving facility on December 20, 2023. All terms and conditions were unchanged. In exchange for the extension, the Company issued 10,024 shares at Cdn $3.99 as compensation for Cdn $40K extension fee.

(ii)	Shares issued as for investor relations consulting; the Company issued 42,157 shares at Cdn $5.43 as compensation.

b)	Stock Options

Options to purchase common shares of the Company under its stock option plan may be granted by the Board of Directors of the Company to certain full-time and part-time employees, directors and consultants of the Company and its affiliates. Stock options are non-assignable and may be granted for terms of up to 10 years. Stock options vest at various periods from zero to three years.

	Number outstanding	Weighted average exercise price
Outstanding, September 30, and December 31, 2023	4,714,388	$2.44
Exercised during the quarter	(249,200)	$2.65
Expired during the quarter	(16,200)	$2.87
Outstanding, March 31, 2024	4,448,988	$2.42

Of the options exercised during the six months ended March 31, 2024, cash received amounted to $180, with the balance offset against the promissory note, see note 8(b)(i). The weighted average share price during the six months ended March 31, 2024 was $3.65.

						Options exercisable
Exercise price				Number Outstanding	Weighted average remaining life (years)	Number exercisable	Weighted average exercise price
$3.77	(	Cdn	$5.10)	8,200	0.1424	8,200	$3.77
$2.40	(	Cdn	$3.25)	35,499	0.8871	35,499	$2.40
$3.36	(	Cdn	$4.55)	12,000	1.1362	12,000	$3.36
$2.55	(	Cdn	$3.45)	42,900	1.5003	42,900	$2.55
$2.92	(	Cdn	$3.95)	9,600	1.8645	9,600	$2.92
$7.87	(	Cdn	$10.65)	101,121	2.7488	101,121	$7.87
$4.51	(	Cdn	$6.10)	10,667	3.3347	10,667	$4.51
$1.03	(	Cdn	$1.40)	120,066	3.8960	120,066	$1.03
$1.11	(	Cdn	$1.50)	1,024,000	5.3333	1,024,000	$1.11
$2.44	(	Cdn	$3.30)	270,268	6.4476	270,268	$2.44
$3.69	(	Cdn	$5.00)	1,494,667	7.4524	671,337	$3.69
$4.25	(	Cdn	$5.75)	20,000	7.6632	20,000	$4.25
$2.10	(	Cdn	$2.85)	298,000	8.2218	171,337	$2.10
$3.95	(	Cdn	$5.35)	1,002,000	9.0267	41,000	$3.95
				4,448,988	6.95	2,537,995	$2.42

16

ELECTROVAYA INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

Six-month periods ended March 31, 2024 and 2023

(Unaudited)

c)	Warrants

Details of Share Warrants
	Number Outstanding	Exercise Price
Outstanding, December 31, 2023 & March 31, 2024	1,711,924	$2.38

The grant date fair value of outstanding share warrants was determined using the Black-Scholes pricing model using the following assumptions in the year of the grant: risk-free interest rate (based on U.S. government bond yields) of 3.8%, expected volatility of the market price of our shares (based on historical volatility of our share price) of 56.87%, and the expected warrant life (in years) of 3. As a result of the reverse stock split, every five warrants were consolidated into one warrant without any action from warrant holders, reducing the number of outstanding warrants from approximately 13.1 million to 2.6 million.

Derivative warrant continuity schedule is as follows:

	Derivative warrants	Fair Value
Opening Valuation as at September 30, 2023	912,845	$1,489
Fair value adjustment	-	(563)
Currency difference	-	(1)
Closing Valuation as at March 31, 2024	912,845	$925

	Derivative warrants	Fair Value
Opening Valuation as at November 9, 2022	1,754,344	$3,259
Warrants exercised in July 2023	(841,499)	(1,409)
Fair value adjustment		(361)
Closing Valuation as at September 30, 2023	912,845	$1,489

Details of Compensation options

	Number Outstanding	Exercise Price
Outstanding, September 30, 2023	17,522	$4.95
Outstanding, December 31, 2023 & March 31, 2024	17,522	$4.95

17

ELECTROVAYA INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

Six-month periods ended March 31, 2024 and 2023

(Unaudited)

12.	Related Party Transactions

Management compensation

Key management compensation for the six months period ended March 31, 2024 comprises the following:

	March 31, 2024	March 31, 2023
Salaries, bonus and other benefits	432	493
Share based compensation	486	705
	918	1,198

$120 is included in accrued expenses as at March 31, 2024.

Personal Guarantees

	March 31,		September 30,
	2024		2023
Promissory Note (note 8(b))	$519	(i)	$1,023

The promissory note payable to the members of Sustainable Energy Jamestown, was also secured by the personal guarantee by the Executive Chairman, Dr. Sankar Das Gupta, as well as a pledge of 5,140,000 Common Shares by Dr. Das Gupta in favor of the lender.

Electrovaya Labs – Facility Usage Agreement

In May 2021 Electrovaya entered a month-to-month Facility Usage Agreement for the use of space and allocated staff of a third-party research firm providing access to laboratory facilities, primarily for research associated with its Electrovaya Labs segment. The laboratory and pilot plant facilities have many equipment and does have permits for research and developments with chemicals. The term of the agreement was for six months and could be terminated by either party upon 90 days notice.

In July 2021 the facility was acquired by an investor group controlled by the family of Dr. Sankar Das Gupta, and which group includes its CEO, Dr. Rajshekar Das Gupta. The Facility Usage Agreement was not changed on the change of ownership and remains in effect between the Company and the owner, such that the monthly payment of Cdn $25 is now with a related party of Electrovaya.

On June 7, 2023, the Facility Usage Agreement was retroactively extended from January 1, 2023, for an additional three years.

The lease expense recorded in the quarter was $115 and the closing lease liability was $369.

18

ELECTROVAYA INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

Six-month periods ended March 31, 2024 and 2023

(Unaudited)

Special Option Grants

In September 2021, on the recommendation of the Compensation Committee of the Company, a committee composed entirely of independent directors, the Board of Directors of the Company determined that it is advisable and in the best interests of the Company to amend the terms of the compensation of certain key personnel to incentivize future performance, to encourage retention of their services, and to align their interests with those of the Company’s shareholders.

Dr. Sankar Das Gupta was granted 400,000 options which vest in two tranches of 200,000 options, based on reaching specific target market capitalizations. The fair value of these options on the day of grant is calculated using the Monte Carlo method of option valuation and expensed over the mean vesting period in accordance with IFRS 2, Share-based payment. The expense for the quarter ended March 31, 2024 of $nil (March 2023 - $nil) is recorded within stock-based compensation on the face of the statement of earnings. The expense related to these options was fully recognised by December 31, 2023.

Dr. Rajshekar Das Gupta was granted 900,000 options which vest in three tranches of 300,000 options based on reaching specific target market capitalizations. These fair value of these options on the day of issuance is calculated using the Monte Carlo method of option valuation and expensed over the mean vesting period in accordance with IFRS 2. The expense for the quarter ended March 31, 2024 of $nil (March 2023 - $81) is recorded within stock-based compensations in the face of the statement of earnings.

In April 2023, following the suggestion of the Company's Compensation Committee, consisting entirely of independent directors, the Company's Board of Directors awarded Dr. Rajshekar Das Gupta a total of six hundred thousand options. These options will vest in two phases: three hundred thousand options and three hundred thousand options, contingent upon achieving certain target market capitalizations. The expense for the quarter ended March 31, 2024 of $243 (March 2023 - $nil) is recorded within stock-based compensation on the face of the statement of earnings.

Acquisition of Sustainable Energy Jamestown (“SEJ”)

During the year ended September 30, 2022, the Company acquired real estate (land and building) through its common control entity Sustainable Energy Jamestown (“SEJ”), a limited liability company controlled by the major shareholders of the company. SEJ purchased the land and buildings for $5.1 million financing the purchase with a deposit of $600 and a vendor take back loan of $4.4 million. Transaction costs incurred by the Company were $105. Both the asset and liability, including an amount payable to the majority shareholders of $531, and were included in the restated September 30, 2022 and December 31, 2022 financials.

During the year ended September 30, 2023, the land and buildings comprising the real estate were revalued by $2.7 million, which was recognised in other comprehensive income. The purchase price included a premium of $500 paid to the members of SEJ, who are also majority shareholders of the Company, which was recorded in General and Administrative costs in the statement of operations.

19

ELECTROVAYA INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

Six-month periods ended March 31, 2024 and 2023

(Unaudited)

13.	Change in Non-Cash Operating Working Capital

	March 31
	2024	2023
Trade and other receivables	$1,736	$(730)
Inventories	(3,004)	(1,042)
Prepaid expenses and other	79	(737)
Trade and other payables	(435)	(214)
	$(1,624)	$(2,723)

14.	Relief and Recovery Fund Payable

The Relief and recovery fund was created by the Ministry of Economic Development to support the Company to recover from economic disruption associated with the COVID-19 outbreak. An amount of $300 (Cdn 380) was received as at September 30, 2021. The funding bears no interest and the Company is required to repay in equal monthly payments for 5 years starting from April 1, 2023. The Company discounted the loan to the present value using the applicable discount rate

15.	Government Assistance

The government assistance is related to specific Government supported research and development programs undertaken by Electrovaya. The National Research Council of Canada Industrial Research Assistance Program (IRAP) provided $29 (Cdn $39) during the quarter ended March 31, 2024. This total was recorded within Government Grants on the statement of earnings.

16.	Financial Instruments

Derivative Liabilities

Warrants as derivative liability is fair valued using Black Scholes Model. Using this approach, the fair value of the warrants on 09 November 2022 was determined to be $3.3 million. Key valuation inputs and assumptions used in the BSM when valuing the warrants as at March 31, 2024 were, stock price $4.91, expected life of 1.6 years, annualized volatility of 56.9%, annual risk-free rate of 4.17%, and dividend yield of 0.0%.

The Company incurred total issuance costs of $459. The Company allocated proportionally to the derivative liability and expensed $134 as a finance cost in the statement of earnings, and balance portion of the issuance cost reduced from equity for the amount of $325 respectively during the fiscal year ended 30 September 2023.

Warrants are fair valued at each reporting date and the gain / (loss) is charged to the other comprehensive income. Warrants would fall under Level 2 Fair Value Measurement. The revaluation of the warrants as on March 31, 2024 resulted in the changes in fair value of $564, included in finance cost in the statement of earnings. A 10% change in any assumption would result in the change in derivative warrant liability between $(208) and $321.

20

ELECTROVAYA INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

Six-month periods ended March 31, 2024 and 2023

(Unaudited)

Fair Value

IFRS 13 “Fair Value Measurement” provides guidance about fair value measurements. Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value are required to maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy is based on three levels of inputs. The first two levels are considered observable and the last unobservable. These levels are used to measure fair values as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities, either directly or indirectly.

Level 2 – Inputs, other than Level 1 inputs that are observable for assets and liabilities, either directly or indirectly. Level 2 inputs include quoted market prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

There were no transfers between levels of the fair value hierarchy during the period presented.

	Fair Value	Level 1	Level 2	Level 3
Warrants	$925	-	$925	-

Risk Management

The Company may be exposed to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives. The main objectives of the Company’s risk management processes are to ensure that the risks are properly identified and that the capital base is adequate in relation to those risks. The principal risks to which the Company is exposed are described below. There have been no changes in risk exposure since the prior year unless otherwise noted.

Capital risk

The Company manages its capital to ensure that there are adequate capital resources for the Company to maintain and develop its products. The capital structure of the Company consists of shareholders’ equity and depends on the underlying profitability of the Company’s operations.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the development, manufacture and marketing of its products. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

21

ELECTROVAYA INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

Six-month periods ended March 31, 2024 and 2023

(Unaudited)

The Company's capital management objectives are:

•	to ensure the Company 's ability to continue as a going concern.
•	to provide an adequate return to shareholders by pricing products and services commensurately with the level of risk.

The Company monitors capital on the basis of the carrying amount of equity plus its short-term debt comprised of the promissory notes, less cash and cash equivalents as presented on the face of the statement of financial position.

The Company sets the amount of capital in proportion to its overall financing structure, comprised of equity and long-term debt. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company issues new shares or increases its long-term debt.

Credit risk and Concentration risk

Credit risk is the risk that the counter-party fails to discharge an obligation to the Company. The Company is exposed to this risk due to its cash and cash equivalents, trade and other receivables.

The Company manages its credit risk related to trade and other receivables by establishing procedures to establish credit limits and approval policies. The balance in trade and other receivables is primarily attributable to trade accounts receivables. In the opinion of management, the credit risk is moderate and no credit losses are expected. Management is taking appropriate action to mitigate this risk by adjusting credit terms.

The Company is exposed to credit risk in the event of default by its customers. Accounts receivables are recorded at the invoiced amount, do not bear interest, and do not require collateral. For the quarter ended March 31, 2024, one customer accounted for $6.7 million or 55% of revenue (March 31, 2023 — $7.5 million or 83.5%). As of March 31, 2024, one customer accounted for 62.1% of accounts receivable (March 31, 2023 — 81.5%).

Liquidity risk

Liquidity risk is the risk that we may not have cash available to satisfy our financial obligations as they come due. The majority of our financial liabilities recorded in accounts payable, accrued and other current liabilities and provisions are due within 90 days. We manage liquidity risk by maintaining a portfolio of liquid funds and having access to a revolving credit facility. We believe that cash flow from operating activities, together with cash on hand, cash from our A/R, and borrowings available under the revolving facility are sufficient to fund our currently anticipated financial obligations and will remain available in the current environment.

22

ELECTROVAYA INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

Six-month periods ended March 31, 2024 and 2023

(Unaudited)

Market risk

Market risk incorporates a range of risks. Movement in risk factors, such as market price risk and currency risk, affect the fair value of financial assets and liabilities. The Company is exposed to these risks as the ability of the Company to develop or market its products and the future profitability of the Company is related to the market price of its primary competitors for similar products.

Interest rate risk

The Company has variable interest debt as described in Note 9 Changes in interest rates will affect future interest expense and cash flows. The Company does not enter into derivative instruments to reduce this exposure.

Foreign currency risk

The Company is exposed to foreign currency risk. The Company’s functional currency is the United States dollar and the financial statements are presented in United States dollars. Changes in the relative values of these currencies will give rise to changes in other comprehensive income. Purchases are transacted in Canadian dollars, United States dollars and Euro. Management believes the foreign exchange risk derived from any currency conversions may have a material effect on the results of its operations. The financial instruments impacted by a change in exchange rates include our exposures to the above financial assets or liabilities denominated in nonfunctional currencies. Cash held by the Company in US dollars at March 31, 2024 was $189 (March 31, 2023 $7). If the US dollar to Canadian foreign exchange rate changed by 2% this would change the recorded Net gain(loss) by $148 (March 31, 2023-$123).

17.	Contingencies

The contingencies in these unaudited condensed interim consolidated financial statements are the same as those disclosed in the Company’s audited consolidated financial statements as at and for the year ended September 30, 2023.

18.	Segment and Customer Reporting

The Company develops, manufactures and markets power technology products.

Given the size and nature of the products produced, the Company’s operations are segmented based on large format batteries, with the remaining smaller product line categorized as “Other”.

There has been no change in either the determination of our segments, or how segment performance is measured, from that described in the Company’s consolidated financial statements for the three and six month period ended March 31, 2024.

23

ELECTROVAYA INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

Six-month periods ended March 31, 2024 and 2023

(Unaudited)

Revenues based can be analyzed as follows based on the nature of the underlying deliverables:

	Three months ended March 31,		Six months ended March 31,
	2024	2023	2024	2023
Revenue with customers
Sale of batteries and battery systems	$10,196	8150	21,408	16,353
Sale of services	266	5	933	23
Grant income
Research grant	-	183	-	350
Others	233	132	445	306
	$10,695	8,470	22,786	17,032

Revenues attributed to regions based on the location of the customer were as follows:

	Three months ended March 31,		Six months ended March 31,
	2024	2023	2024	2023
Canada	$186	308	1,120	$515
United States	10,484	8,011	21,621	16,366
Others	25	151	45	151
	$10,695	8,470	22,786	$17,032

19.	Other payables

Technology Partnerships Canada (“TPC”) projects were long-term (up to 30 years) commencing with an R&D phase, followed by a benefits phase – the period in which a product, or a technology, could generate revenue for the Company. In such cases, repayments would flow back to the program according to the terms and conditions of the Company’s contribution agreement.

In June 2018 the contribution agreement was amended and is included at its Net Present Value in other payables.

The following table represents changes in the provision for repayments to Industry Canada.

	March 31 2024	September 30 2023
Opening balance as at September 30, 2023	992	798
Interest accretion	231	294
Miscellaneous	(162)	(108)
Ending balance	1,061	984
Less: current portion of the provision	(829)	(661)
Ending balance of long-term portion	$232	$323

24

ELECTROVAYA INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

Six-month periods ended March 31, 2024 and 2023

(Unaudited)

Interest accretion amounted to $118 during the quarter ended March 31, 2024 was included in finance charges.

The latest repayment schedule starting July 1, 2018 for current and future fiscal years are as follows:

2024	624
2025	663
2026	117

20)	Restatement of financial results for March 31, 2023

The Company previously restated its consolidated financial statements as at and for the year ended September 30, 2022. Some of the corrections identified had an impact on the previously reported quarterly financial statements within the or the fiscal year ended September 30, 2023. The purpose of this note is to identify the changes between what was originally reported for the quarter ended March 31, 2023 and the corrections made. There are no additional changes to the financial statements for the twelve months ended September 30, 2023.

(i)

The Company had previously not recognized its acquisition of control of SEJ during the year ended September 30, 2022, and instead recognized the purchase of 100% membership interest in SEJ during the three month period ended March 31, 2023. Accordingly, the Company included the associated real estate asset, promissory note and expenses (G&A) during the year ended September 30, 2022. During fiscal 2023, the real estate asset was revalued resulting in a revaluation surplus. Additionally, certain adjustments were also made to amounts due from/to related parties and a deferred tax asset was recognised as a result of the revaluation of the land and buildings. Further, certain expenses which were earlier considered as receivable have now been expensed upon change in the associated with real estate acquisition.

(ii)

The Company was previously recognising revenue upon shipment, instead of, upon delivery to customers. This resulted in adjustments in each reporting period for the financial year 2023 for revenue, direct manufacturing costs, trade receivables, and inventories.

(iii)	Certain promissory notes and short-term loans were not appropriately measured at fair value at initial recognition, resulting in adjustments to these balances along with interest accretion expense.
(iv)

The Company previously determined the functional currency of the subsidiary, Electrovaya Corp, as Canadian dollars, instead of US dollars. This resulted in adjustments to certain assets and liabilities and accumulated other comprehensive income.

(v)	The Company had previously not recognized certain performance-based stock options. This resulted in adjustments to stock-based compensation expense and contributed surplus.
(vi)

Warrants issued in a unit financing were incorrectly recognized as equity, resulting in recognition of a derivative warrant liability, and adjustments to share capital, warrant reserve and financing costs (representing changes in fair value).

(vii)	Warrants were incorrectly recognized as financing costs, resulting in adjustment to warrant reserve and financing costs.
(viii)	The above adjustments also resulted in changes in cash flows from operating, investing and financing activities in the comparative statement of cash flows.
(ix)	The provision for warranty cost was incorrectly estimated, resulting in adjustments to trade and other payables and sales and marketing expense.
(x)	Certain comparative figures were reclassified to confirm with the current period’s presentation:

•	Expenses previously included within General and administrative and Research and development categories were reclassified to Finance costs category
•	Finance cost was reclassified to non operating expense.
•	Certain cash flow items was adjusted to give an accurate view of cash in and out.

(xi)	Calculation of expense relating to Right of use asset and corresponding lease liability for the labs facility was not included.

25

ELECTROVAYA INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

Six-month periods ended March 31, 2024 and 2023

(Unaudited)

a)	Statement of Financial Position

As at March 31, 2023
	As Restated	As Previously Reported	Restatement
Assets
Current assets
Cash and cash equivalents	$553	$553	$-
Trade and other receivables (ii)	3,643	8,179	(4,536)
Inventories (ii) & (iv)	8,520	5,092	3,428
Prepaid expenses and other	4,724	4,711	13
Total current assets	17,440	18,535	(1,095)
Non current assets
Property, plant and equipment (i),(x) & (xi)	10,672	10,393	279
Long-term deposit (iv)	91	103	(12)
Total non-current assets	10,763	10,496	267
Total assets	$28,203	$29,031	(828)
Liabilities and Equity
Current liabilities
Trade and other payables (ix)	$4,451	$4,143	308
Working capital facilities	11,830	11,830	-
Promissory notes (iii)	1,031	1,022	9
Short term loans (i) & (iii)	1,085	3,950	(2,865)
Derivative liability (vi)	3,239	-	3,239
Relief and recovery fund payable (iii)	6	42	(36)
Lease liability – current portion (xi)	355	186	169
Total current liabilities	21,997	21,173	824
Non-current liabilities
Lease liability – non-current portion (xi)	2,543	2,174	369
Relief and recovery fund payable (iii)	100	239	(139)
Other payables (iii)	-	106	(106)
Promissory Note (i) & (iii)	3,231	-	3,231
Total non-current liabilities	5,874	2,519	3,355
Equity (Deficiency)
Share capital (vi)	110,610	111,756	(1,146)
Contributed surplus (v)	8,619	6,483	2,136
Warrants (vi) & (vii)	4,725	6,872	(2,147)
Accumulated other comprehensive income (iv)	8,234	15,323	(7,089)
Deficit	(131,856)	(135,095)	3,239
Total Equity (Deficiency)	332	5,339	(5,007)
Total liabilities and equity (deficiency)	$28,203	$29,031	(828)

26

ELECTROVAYA INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

Six-month periods ended March 31, 2024 and 2023

(Unaudited)

b)	Condensed Interim Consolidated Statements of Operations

For the six month period ended March 31, 2023
	As Restated	As Previously Reported	Restatement
Revenue (ii)	$17,032	$18,238	$(1,206)
Direct manufacturing costs (ii)	12,945	13,620	(675)
Gross margin	4,087	4,618	(531)
Expenses
Research and development (iii)	1,703	1,990	(287)
Government assistance	(217)	(217)	-
Sales and marketing (ix)	1,228	978	250
General and administrative (i)	1,954	1,501	453
Stock based compensation (v)	536	265	271
Depreciation (i)	370	194	176
	5,574	4,711	863
Income(loss) from operations	(1,487)	(93)	(1,394)
Finance costs (i), (iii) & (vii)	1,597	1,140	457
Foreign exchange loss and interest income (iv)	480	182	298
	2,077	1,322	755
Deferred tax recovery (i)	679	-	679
Net loss for the period	(2,885)	(1,415)	(1,470)
Basic and diluted loss per share	$(0.09)	$(0.04)	(0.05)
Weighted average number of shares
Outstanding, basic and fully diluted	32,971,365	32,971,365	-

27

ELECTROVAYA INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

Six-month periods ended March 31, 2024 and 2023

(Unaudited)

For the three month period ended March 31, 2023
	As Restated	As Previously Reported	Restatement
Revenue (ii)	$8,470	$10,459	$(1,989)
Direct manufacturing costs (ii)	6,572	7,787	(1,215)
Gross margin	1,898	2,672	(774)
Expenses
Research and development (iii)	720	887	(167)
Government assistance	(137)	(136)	(1)
Sales and marketing (ix)	503	501	2
General and administrative (i)	1,070	606	464
Stock based compensation (v)	214	132	82
Depreciation (i)	210	97	113
	2,580	2,087	493
Income(loss) from operations	(682)	585	(1,267)
Finance costs (i), (iii) & (vii)	480	477	3
Foreign exchange loss and interest income (iv)	(180)	(62)	(118)
	300	415	(115)
Deferred tax recovery (i)	679	-	679
Net loss for the period	(303)	170	(473)
Basic and diluted loss per share	$(0.01)	$0.00	(0.01)
Weighted average number of shares
Outstanding, basic and fully diluted	32,971,365	32,971,365	-

28

ELECTROVAYA INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

Six-month periods ended March 31, 2024 and 2023

(Unaudited)

c)	Statement of Comprehensive Income (Loss)

	For the six month period ended March 31, 2023
	As Restated	As Previously Reported	Restatement
Net Loss for the period	$(2,885)	$(1,415)	$(1,470)
Items that will not be reclassified to profit or loss
Gain on revaluation of property (net of deferred tax)	1,921	1,882	39
Items that may be reclassified to profit or loss
Currency translation difference (iv)	178	(50)	228
Total comprehensive loss for the period	(786)	417	(1,203)

	For the three month period ended March 31, 2023
	As Restated	As Previously Reported	Restatement
Net Loss for the period	$(303)	$170	$(473)
Items that will not be reclassified to profit or loss
Gain on revaluation of property (net of deferred tax)	1,921	1,882	39
Items that may be reclassified to profit or loss
Currency translation difference (iv)	(249)	119	(368)
Total comprehensive loss for the period	1,369	2,171	(802)

29

ELECTROVAYA INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

Six-month periods ended March 31, 2024 and 2023

(Unaudited)

d)	Statement of Cash Flows

For the six month period ended March 31, 2023
	As Restated	As Previously Reported	Restatement
Net loss for the period (ii)	$(2,885)	$(1,415)	(1,470)
Items not involving cash:
Depreciation (i)	370	194	176
Stock based compensation expense (v)	536	265	271
Financing costs (i), (iii) & (vii)	293	-	293
Deferred tax recovery (i)	(679)	-	(679)
Cash and cash equivalents used in operating activities	(2,365)	(956)	(1,409)
Net changes in working capital (ii) & (iv)	(2,723)	(3,621)	898
Cash and cash equivalents used in operating activities	(5,088)	(4,577)	(511)
Investing activities
Purchase of property, plant and equipment (i)	(519)	-	(519)
Change in long term deposits (iv)	-	(13)	13
Cash and cash equivalents (used in) investing activities	(519)	(13)	(506)
Financing activities
Issue of shares (vi)	7,209	10,554	(3,345)
Issue of warrants (vi)	3,265	-	3,265
Exercise of options	21	-	21
Proceeds from loans (x)	16,404	(6,387)	22,791
Repayment of loans (x)	(16,343)	-	(16,343)
Repayment of loans (i)	(300)	-	(300)
Repayment of promissory note	(4,973)	-	(4,973)
Lease payments	(88)	(244)	156
Change in other payables	-	345	(345)
Cash and cash equivalents from (used in) financing activities	5,195	4,268	927
Increase (Decrease) in cash and cash equivalents	(412)	(322)	(90)
Exchange difference	339	249	90
Cash and cash equivalents, beginning of period	626	626	-
Cash and cash equivalents, end of period	553	553	-

30

ELECTROVAYA INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

Six-month periods ended March 31, 2024 and 2023

(Unaudited)

e)	Change in non-cash operating working capital

	Restated	As previousl reported	Restatement
Trade and other receivables	$(730)	$(1,870)	$1,140
Inventories	(1,042)	(615)	(427)
Prepaid expenses and other	(737)	(816)	79
Trade and other payables	(214)	(475)	261
Deferred grant income	-	(65)	65
Deferred revenue	-	61	(61)
	-	159	(159)
	$(2,723)	$(3,621)	$898

f)	Statement of changes in Equity

	Share Capital	Contributed Surplus (iv)	Warrants (vii)	Accumulated other Comprehensive Income (i), (iv)	Deficit (i), (iii), (v)	Total
Balance – October 01, 2022 (as restated)	$103,305	$8,099	$4,725	$6,135	$(128,971)	$(6,707)
Balance – March 31, 2023 (as restated)	$110,610	$8,619	$4,725	$8,234	$(131,856)	$332

Balance – October 01, 2022 (as previously reported)	$103,305	$6,235	$4,725	$13,491	$(133,675)	$(5,919)
Balance – March 31, 2023 (as previously reported)	$111,756	$6,483	$6,872	$15,323	$(135,095)	$5,339

Restatement
Balance – October 01, 2022	-	$1,864	-	$(7,356)	$4,704	$(788)
Balance – March 31, 2023	$(1,146)	$2,136	$(2,147)	$(7,089)	$3,239	$(5,007)

31

ELECTROVAYA INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

Six-month periods ended March 31, 2024 and 2023

(Unaudited)

g)	Opening Balance

Opening balance as at October 01, 2022
	As Restated	As Previously Reported	Restatement
Assets
Current assets
Cash and cash equivalents	$626	$626	$-
Trade and other receivables (ii)	2,913	6,309	(3,396)
Inventories (ii)	7,355	4,477	2,878
Prepaid expenses and other	3,894	3,895	(1)
Due from related party (i)	-	374	(374)
Total current assets	14,788	15,681	(893)
Non current assets
Property, plant and equipment (i)	7,313	2,312	5,001
Long-term deposit	88	88	-
Total non-current assets	7,401	2,400	5,001
Total assets	$22,189	$18,081	4,108
Liabilities and Equity
Current liabilities
Trade and other payables (iv)	$4,714	$4,627	87
Working capital facilities	11,635	11,635	-
Promissory notes	4,363	4,363	-
Short term loans (iii)	1,255	582	673
Lease liability – current portion	164	164	-
Due to related party (i)	531	-	531
Total current liabilities	22,662	21,371	1,291
Non-current liabilities
Lease liability – non-current portion	2,235	2,235	-
Relief and recovery fund payable (iii)	102	249	(147)
Other payables (iii)	440	145	295
Promissory Note (i)	3,457	-	3,457
Total non-current liabilities	6,234	2,629	3,605
Equity (Deficiency)
Share capital	103,305	103,305	-
Contributed surplus (v)	8,099	6,235	1,864
Warrants	4,725	4,725	-
Accumulated other comprehensive gain (iv)	6,135	13,491	(7,356)
Deficit	(128,971)	(133,675)	4,704
Total Equity (Deficiency)	(6,707)	(5,919)	(788)
Total liabilities and equity (deficiency)	$22,189	$18,081	4,108

32